

September 27, 2013

Via E-mail
Maria Ponce
Chief Executive Officer
Mascota Resources Corp.
PO Box 64, Calle Columbia 1014
Colonia 5 de Diciembre
Puerto Vallarta, CP48351
Jalisco, México

> **Re: Mascota Resources Corp.**
> **Amendment to Registration Statement on Form S-1**
> **Filed September 11, 2013**
> **File No. 333-190265**

Dear Ms. Ponce:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note your response to comment 4 of our letter dated August 27, 2013 and we reissue the comment in part. We note the statement that if less than the maximum proceeds ($14,250) are available to you, your planned exploration and prospects could be adversely affected. Please delete this statement here, and on pages 7 and 14.

Summary, page 1

> 2. If Ms. Ponce is under no legal obligation to provide funding, please delete descriptions of her being "committed to fund" and state that she is under no legal obligation to provide funding.

Dilution, page 12

> 3. We reviewed your response to our prior comment 13. Your revised disclosure does not fully address our comment. For each of the scenarios provided in this section, please revise to provide the following information for your investors:
>
>   - Disclose the increase in the net tangible book value per share as a result of this offering (i.e. the increase between the net tangible book value per share before the offering and the pro forma net tangible book value per share after the offering) as required by Item 506(b) of Regulation S-K.
>
>   - Disclose the amount of immediate dilution from the public offering price that will be absorbed by the investors in this offering (i.e. the difference between the initial offering price per share and the pro forma net tangible book value per share) as required by Item 506(c) of Regulation S-K.
>
> 4. We note the column in the chart labeled "Initial Net Tangible Value (NTV)" appears to be your "Initial Public Offering Price Per Share". Please revise.
>
> 5. We note the column in the chart labeled "Re-Calculated NTV" appears to be your "Proforma Net Tangible Book Value Per Share After Offering". Please revise.

Description of Business, page 17

Principal Place of Business, page 17

> 6. We note your response to comment 14. Please revise to state, if true, that Ms. Ponce does not anticipate visiting the property, and describe how she plans to manage the Canadian activities from Mexico.
>
> 7. In connection with prior comments 14 and 15, please also revise to address whether the geological consultant will conduct multiple field visits and the approximate costs of such visits, which do not appear to be included in the table on page 19. Please revise to address whether Ms. Ponce, the geological consultant or other persons will supervise the "crew mobilization," "camp and technical support" and other field work necessary to complete phase I. If supervision is anticipated to be done from a distance, please revise to address risks associated with not being on location.

In General, page 18

8. We note your disclosure regarding proven, possible, and implied reserves. Please note that only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the instructions to paragraph (b)(5) of Industry Guide 7. Additionally, economic feasibility must be determined prior to the declaration of a mineral reserve. Please revise to clarify.

9. We note your response to comment 17. Please revise the disclosure to explain how you will fund the $15,000 per year fee to maintain the claim in good standing given that the maximum you can raise in this offering is $14,250.

Management discussion and analysis, page 30

10. Please revise to address the part of prior comment 23 regarding Ms. Ponce's relevant experience and plans to obtain funding for the startup operation.

Certain Relationships and Related Transactions, page 35

11. We note your revised disclosure on page 36. Please advise us why you believe Ms. Ponce is not a promoter.

Exhibits

12. Please attach the agreement with Carl von Einsiedel, or his firm, Ram Explorations Ltd., as an exhibit. See Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jamie Kessel, at (202) 551-3727, or Rufus Decker, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Joe Laxague, Esq.